SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 24, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 24, 2009 regarding “Ericsson reports second quarter results.”

Ericsson reports second quarter results

•        Sales SEK 52.1 (48.5) b, up 11% in comparable units, down 3% currency adjusted

•        Operating income1) before JVs SEK 6.9 (4.7) b, incl capital gains of SEK 0.8 (0.2) b

•        Operating margin1) before JVs 11.7% (9.3%), excl capital gains

•        Share in earnings from JVs SEK -2.1 (0.1) b

•        Income after financial items1) SEK 4.8 (4.7) b

•        Restructuring charges of SEK 3.6 (1.8) b, excl JV

•        Net income SEK 0.8 (2.0) b

•        Earnings per share SEK 0.26 (0.60)

•        Cash flow 2) SEK 9.9 (8.7) b

1) Excluding restructuring charges 2) Excluding cash outlays for restructuring of SEK 0.8 (0.2) b

CEO COMMENTS

SALES BY QUARTER 2008 AND 2009 (SEK B)

“There are different trends in the current market environment. The effects of the global economic climate on the mobile infrastructure market are now more notable, especially in markets with currencies under pressure and tougher credit environment,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “At the same time the consumer demand for new services and broadband capabilities are quickly accelerating and rollout of new technologies is ongoing in the world’s leading economies. There is also an increasing demand for professional services from operators across the world.

Network sales were down year-over-year currency adjusted, reflecting the present market environment. The continued strong acceleration of mobile data traffic is leading to high growth in sales of WCDMA and transmission as well as upgrades of IP networks. Meanwhile, GSM buildouts, primarily ongoing in emerging markets, have slowed and offset sales growth in other areas.

Services in total now represent 38% of sales, driven by strong Professional Services growth. Our leading position was confirmed by our first managed services contract in Africa with Zain and the network services contract with Sprint in the US. In the present economic climate, where operators focus on efficiency and cost reductions, Ericsson is benefiting from its sizeable services operation with both scale and global presence.

Our early decision to reduce costs is giving results and margins improved across all segments. Our target to reduce costs by SEK 10 b. from the second half of 2010 remains, and significant restructuring charges were made in the quarter. We continue to focus on our capital structure and have added long-term loans on favorable conditions. Our net cash position was further strengthened by a strong cash flow in the quarter,” concluded Carl-Henric Svanberg.

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FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Second quarter			First quarter		Six months
SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Net sales	52.1	48.5	7%	49.6	5%	101.7	92.7	10%
Net sales for comparable units	52.1	47.1	11%	49.6	5%	101.7	89.6	14%
Gross margin	36.3%	37.0%	—	36.3%	—	36.3%	37.8%	—
EBITDA margin excl JVs	16.8%	14.8%	—	13.2%	—	15.1%	13.8%	—
Operating income excl JVs	6.9	4.7	49%	4.7	47%	11.6	8.0	45%
Operating margin excl JVs	13.3%	9.6%	—	9.5%	—	11.4%	8.7%	—
Income after financial items	4.8	4.7	3%	3.3	45%	8.2	9.2	-11%
Net income	0.8	2.0	-61%	1.8	-57%	2.6	4.7	-44%
EPS diluted, SEK	0.26	0.59	-56%	0.54	-52%	0.79	1.42	-44%
Adjusted cash flow1)	9.9	8.7	—	-1.7	—	8.3	11.6	—
Cash flow from operations	9.1	8.5	—	-2.9	—	6.3	13.3	—

All numbers, excl. EPS, Net income and Cash flow from operations excl. restructuring charges.

1)	Cash flow from operations excl. restructuring cash outlays and in Q1 2008 a dividend from Sony Ericsson of SEK 2.2 b.

Sales in the quarter increased 11% year-over-year for comparable units, i.e. excluding Ericsson Mobile Platforms and PBX operations, but decreased 3% when adjusted for currency exchange rate effects and hedging.

In the quarter, gross margin, excluding restructuring charges, decreased year-over-year to 36.3% (37.0%), but was flat sequentially. Services sales have grown from 33% to 38% of total sales year-over-year. The margin decline is attributable to this mix shift and the transfer of Ericsson Mobile Platforms to ST-Ericsson.

Operating expenses amounted to SEK 13.6 (14.0) b. in the quarter, excluding restructuring charges. The year-over-year improvement is primarily a result of ongoing cost reduction activities, despite negative impact from currency exchange rate effects. Operating expenses as a percentage of sales declined to 26% (29%).

Operating income, excluding joint ventures, restructuring charges and capital gains of SEK 0.8 (0.2) b., amounted to SEK 6.1 (4.5) b. in the quarter resulting in an improved operating margin of 11.7% (9.3%). All three segments showed a positive margin development during the quarter. A weaker SEK affected income positively but was partly offset by a currency hedging loss.

Ericsson’s share in earnings from joint ventures in the quarter amounted to SEK -2.1 (0.1) b., including restructuring costs.

Financial net was SEK -0.1 (0.0) b. in the quarter, mainly resulting from negative effects of revaluation of financial assets and a lower interest net.

Net income amounted to SEK 0.8 (2.0) b. in the quarter and was negatively impacted by the losses in Sony Ericsson and ST-Ericsson.

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Adjusted cash flow amounted to SEK 9.9 (8.7) b., excluding cash outlays for restructuring of SEK 0.8 (0.2) b. The improvement in cash flow was mainly due to strong collections and improved working capital efficiency. Year-to-date cash conversion rate was 73%.

Trade receivables decreased sequentially due to strong collections. Despite this, days sales outstanding (DSO) remained high at 121 (124) days due to increased business activity and high invoicing in the later part of the quarter. There are also some effects from operators optimizing their cash situation in the tougher credit environment.

Balance sheet and other performance indicators

SEK b.	June 30 2009	Mar 31 2009	Dec 31 2008
Net cash	27.9	22.9	34.7
Interest-bearing liabilities and post-employment benefits	47.6	41.2	40.4
Trade receivables	69.4	75.2	75.9
Days sales outstanding	121	124	106
Inventory	29.0	30.7	27.8
Of which market unit inventory	17.7	18.9	16.5
Inventory days	78	83	68
Payable days	59	65	55
Customer financing, net	3.1	2.8	2.8
Return on capital employed	5%	7%	11%
Equity ratio	51%	52%	50%

Including dividend payment of SEK 6.0 b., the net cash position amounted to SEK 27.9 (22.9) b. Cash, cash equivalents and short-term investments amounted to SEK 75.5 (64.1) b.

In May, a USD 483 m. bond under the EMTN program matured and was paid. During the quarter, a 7-year long-term bilateral loan of USD 625 m. was signed with the Swedish Export Credit Corporation and in addition a EUR 600 m. 4-year bond was issued. These activities lengthen Ericsson’s average debt maturity profile and provide a more efficient capital structure. Of a total debt of SEK 39.5 b., SEK 3.6 b. mature in the next twelve months.

Customer financing remains low at a level of SEK 3.1 (2.8) b.

During the quarter, approximately SEK 2.0 b. of provisions were utilized, of which SEK 0.8 b. were related to restructuring. Additions of SEK 3.7 b. were made, of which SEK 1.8 b. related to restructuring. Reversals of SEK 0.1 b. were made.

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Cost reductions

In January, 2009, cost reduction activities were announced that target annual savings of SEK 10 b. from the second half of 2010, with an equal split between cost of sales and operating expenses. Restructuring charges are estimated to SEK 6-7 b. Restructuring charges related to activities launched in the second quarter amounted to SEK 3.6 b. At the end of the quarter, cash outlays of SEK 4.2 b. remain to be made.

Restructuring charges, SEK b.	Second quarter 2009	First quarter 2009	Full year 2008
Cost of sales	-1.3	-0.4	-2.5
Research and development expenses	-1.7	-0.3	-2.7
Selling and administrative expenses	-0.6	—	-1.5
Total	-3.6	-0.7	-6.7

SEGMENT RESULTS

	Second quarter				First quarter		Six months
SEK b.	2009		2008	Change	2009	Change	2009		2008	Change
Networks sales	34.7		33.3	4%	33.6	4%	68.3		63.3	8%
Of which network rollout	5.9		4.8	24%	4.7	27%	10.6		9.3	14%
EBITDA margin	15%		15%	—	14%	—	14%		15%	—
Operating margin	11%		10%	—	10%	—	10%		9%	—
Professional Services sales	14.1		11.0	28%	12.8	10%	26.9		21.0	28%
Of which managed services	4.6		3.4	34%	4.2	10%	8.8		6.5	34%
EBITDA margin	17	%1)	16%	—	17%	—	17	%1)	16%	—
Operating margin	16	%1)	14%	—	15%	—	15	%1)	14%	—
Multimedia sales2)	3.3		2.7	23%	3.2	3%	6.5		5.3	24%
EBITDA margin2)	17%		8%	—	10%	—	13%		5%	—
Operating margin2)	9%		-1%	—	2%	—	5%		-5%	—
Sales from divested and transferred businesses	0.0		1.5	—	0.0	—	0.0		3.1	—
Total sales	52.1		48.5	7%	49.6	5%	101.7		92.7	10%

All numbers exclude restructuring charges

1)	Second quarter 2009 excludes a capital gain of SEK 0.8 b. from divestment of TEMS
2)	2008 and 2009 numbers for Multimedia excluding divested Ericsson Mobile Platforms and PBX operations.

SEGMENT SALES BY QUARTER 2008 AND 2009 (SEK B)

Networks

Networks sales increased in the quarter by 4% year-over-year but were down when adjusted for currency exchange rate effects. The EBITDA-margin of 15% was flat year-over-year despite the higher level of network rollout in the quarter, reflecting the cost improvement actions. The cost reduction activities announced at the beginning of this year are running according to plan.

WCDMA shows strong growth, reflecting the accelerating consumer demand for broadband services and the ongoing rollouts in China, Japan and the US. Meanwhile volumes of GSM equipment decreased from an all-time high in 2008, primarily as a result of operators’ increased cautiousness in several emerging markets.

In July, mobile broadband with MIMO technology enabling speeds of 28 Mbps, was commercially launched in Telecom Italia’s network. The continued traffic growth is driving upgrades of IP networks and transmission. As a result, SmartEdge, Packet Core and MiniLink products are all showing strong growth.

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Ericsson has completed the world’s largest upgrade of a live mobile network for Vodafone Essar India in record time. Ericsson replaced more than 10,500 GSM radio sites, reaching a peak rate of one site every minute. This was achieved in just 13 months, two months ahead of schedule.

Professional Services

Professional Services sales increased 28% year-over-year. Growth in local currencies amounted to 16% with managed services and systems integration growing the most. The demand for managed services is strong in the present economic environment and sales increased by 34% year-over-year.

EBITDA-margin in the quarter reached 17% (16%) as a result of continued efficiency gains. This excludes a capital gain of SEK 0.8 b. for the divested TEMS operation.

A groundbreaking 7-year services agreement has been made with Sprint in the US at a total value of USD 4.5 – 5 b. The contract includes the transfer of approximately 6,000 employees. The first major managed services contract in Africa was signed with Zain, Nigeria. Both contracts will commence during the third quarter and, as in previous large services contracts, there will be some transition and transformation costs which will impact margins. The agreement with 3 in Italy, signed 2005, has been renewed with a smaller scope which will impact sequential quarterly growth.

Including these contracts, the total number of subscribers in managed operations is now 350 million, of which 50% are in high-growth markets.

Multimedia

Multimedia sales increased by 23% year-over-year for comparable units, i.e. excluding the divested PBX operations and Ericsson Mobile Platforms. Revenue Management and multimedia brokering (IPX) continued to show good growth. EBITDA-margin in the quarter for comparable units was 17% (8%), reflecting a higher proportion of software license sales and positive effects from cost reduction activities. Margins may still vary between quarters.

Sony Ericsson Mobile Communications

	Second quarter			First quarter		Six months
EUR m.	2009	2008	Change	2009	Change	2009	2008	Change
Number of units shipped (m.)	13.8	24.4	-43%	14.5	-5%	28.3	46.7	-39%
Average selling price (EUR)	122	116	5%	120	2%	121	118	2%
Net sales	1,684	2,820	-40%	1,736	-3%	3,419	5,522	-38%
Gross margin	12%	23%	—	8%	—	10%	26%	—
Operating margin	-16%	0%	—	-21%	—	-19%	3%	—
Income before taxes	-283	8	—	-370	—	-653	201	—
Income before taxes, excl restructuring charges	-283	19	—	-358	—	-640	212	—
Net income	-213	6	—	-293	—	-505	139	—

Units shipped in the quarter were 13.8 million, a decrease of 43% year-over-year. Sales in the quarter were EUR 1,684 million, a decrease of 40% year-over-year. This was due to continued challenging market conditions in all regions, particularly in Latin American markets. Gross margin improved sequentially, despite lower volumes and sales, driven by a more favorable product mix and less significant write-off costs than the previous quarter.

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Income before taxes for the quarter, excluding restructuring charges, was a loss of EUR 283 (19) million. The lower loss, compared to the previous quarter, was due to the better gross margin, as well as reduced operating expenses that are a result of the ongoing cost savings program. As of June 30, 2009, Sony Ericsson retained a good net cash position of EUR 965 million.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -1.5 (0.0) b. in the quarter.

ST-Ericsson

	2009		2008
USD m.	Second quarter	Feb-Mar	Proforma first quarter	Proforma second quarter
Net sales	666	391	562	966
Adjusted operating income1)	-165	-78	-150	-69
Operating income before taxes	-224	-98	-179	-94
Net income	-213	-89	—	—
1) Operating loss adjusted for amortization of acquisition related intangibles and restructuring charges

Net sales in the quarter were higher than normal seasonal patterns and showed an increase of 18.5% sequentially. This was mainly due to higher demand in China, driven by TD-SCDMA, and in the rest of Asia-Pacific as well as alignment of inventory to demand levels across the handset supply chain.

Adjusted operating loss in the quarter was USD -165 (-69) m. The USD 250 m. cost synergies program, defined by ST-NXP Wireless in the third quarter 2008, is expected to be completed by year-end, according to schedule. The new restructuring plan of USD 230 m. cost synergies, announced at the end of April, has been initiated and is expected to be completed by the second quarter 2010.

ST-Ericsson is reported in US-GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.6 b. in the quarter, including restructuring charges of SEK 0.1 b. Ericsson Mobile Platforms incurred a loss of SEK 0.5 b. in January 2009, which is added to the result in segment ST-Ericsson.

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REGIONAL OVERVIEW

	Second quarter			First quarter		Six months
Sales, SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Western Europe	11.4	12.1	-6%	11.2	1%	22.6	23.8	-5%
Central and Eastern Europe, Middle East and Africa	12.6	11.2	12%	12.5	1%	25.1	22.4	12%
Asia Pacific	17.4	15.8	10%	16.3	7%	33.7	28.7	17%
Latin America	4.8	5.0	-3%	4.4	10%	9.2	9.1	1%
North America	5.9	4.4	34%	5.2	14%	11.1	8.7	28%
Total	52.1	48.5	7%	49.6	5%	101.7	92.7	10%

Western Europe sales were up 4% year-over-year for comparable units, i.e. excluding Ericsson Mobile Platforms and the PBX operations. Italy and the Netherlands showed good growth while Spain remains weak. UK showed positive development driven by good growth in managed services.

REGIONAL SALES BY QUARTER 2008 AND 2009 (SEK B)

In Central and Eastern Europe, Middle East and Africa, sales increased by 12% year-over-year but with significant variations between countries reflecting the economic development. Several countries in Eastern Europe are weak although Russia improved in the quarter. Egypt, Saudi Arabia and Turkey showed good development, while sales in Middle East overall was slightly down.

Asia Pacific sales increased 10% year-over-year. China remains strong and was Ericsson’s largest market in the quarter. The ongoing nationwide 3G rollout is progressing well, with the first phase already completed. The activity in the Indian market remains high, even though sales were slightly lower year-over-year due to project phasing. Australia, Indonesia and Japan were also strong, while operators in Bangladesh and Pakistan have reduced investments dramatically due to tough local business conditions. Republic of Korea is another country signing up for LTE technology as part of a strategy to build an intelligent sustainable society.

Latin American sales were also affected by the economic slow-down and decreased by 3% year-over-year. Central America, Brazil and Mexico were weaker, while Chile and Argentina showed good growth.

North American sales increased by 34% year-over-year, driven by demand for mobile broadband and currency exchange rate effects. Ericsson signed its first network services deal in the region on July 9 with Sprint. Ericsson is now a strategic supplier to the four largest mobile operators in the US.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates.

The global economic slowdown is affecting all parts of the society. However, we believe that the fundamentals for longer-term positive development for our industry remain solid. The need for telecommunication continues to grow and plays a vital role for the development of a sustainable and prosperous society. Ericsson is well positioned to drive and benefit from this development.

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There is continued growth in mobile subscriptions, although the current growth rate is lower than in 2008. Mobile subscriptions grew by some 149 million in the quarter to a total of 4.3 billion. The number of new WCDMA subscriptions is accelerating and grew by 40 million in the quarter to a total of 377 million. In the first quarter, fixed broadband connections grew to 408 million, adding 13 million subscribers.

The traffic in the mobile networks is accelerating, which creates need for new and expanded mobile networks and corresponding professional services. GSM/WCDMA/LTE is the dominating technology track. WCDMA is growing strongly and currently surpasses GSM in deliveries. The build-out of telecommunications in emerging markets continues, and although they represent less than one third of global GDP they represent significantly more of the market for mobile network equipment.

Data traffic, as part of operator revenues, continues to increase. Mobile operators’ data revenues have increased from 20% in the first quarter to some 25% of total revenues and in some markets mobile data is now more than 30% of total revenues. In addition to capacity enhancements, operators face the challenge of converting to all-IP broadband networks. This will include increased deployments of broadband access, routing and transmission equipment along with next-generation service delivery and revenue management systems.

There is continued strong growth in services, fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

PARENT COMPANY INFORMATION

Net sales for the six-month period amounted to SEK 0.3 (3.1) b. and income after financial items was SEK 5.2 (7.0) b. Effective January 1, 2009, the right to all license revenues from third parties related to patent licenses was transferred to Ericsson AB, a wholly owned subsidiary, and consequently net sales in 2009 will be insignificant compared to 2008. During the second quarter, the TEMS operations were sold with a capital gain of SEK 0.8 b.

Major changes in the Parent Company’s financial position for the six-month period include investments of SEK 8.4 b. in the joint venture ST-Ericsson, decreased current and non-current receivables from subsidiaries of SEK 6.6 b., decreased other current receivables of SEK 3.5 b. and increased cash, bank and short-term investments of SEK 3.1 b. During the second quarter, the dividend payment of SEK 5.9 b. decided by the Annual General Meeting was made. Notes and bond loans increased by SEK 11.1 b. through new borrowings of EUR 0.6 b. and USD 0.6 b., while current maturities of long-term borrowings decreased by SEK 3.7 b. at repayment of a USD 0.5 b. loan. Other current liabilities decreased by SEK 6.0 b. As per June 30, 2009, cash, bank and short-term investments amounted to SEK 62.3 (59.2) b.

In the second quarter, as decided by the Annual General Meeting 2009, a stock issue and a subsequent stock repurchase of 27,000,000 shares was carried out related to Ericsson’s Long-Term Variable Remuneration Program 2009 (LTV 2009). In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,577,990 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2009, was 84,380,337 Class B shares.

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OTHER INFORMATION

New President and CEO appointed

On June 25, 2009, the Ericsson Board of Directors announced the appointment of Hans Vestberg as President and CEO as of January 1, 2010. Carl-Henric Svanberg has decided to leave as President and CEO of Ericsson and take on the position as Chairman of BP as of January 1, 2010. Svanberg remains as a member of the Ericsson Board of Directors.

Acquisition of Elcoteq’s operations in Tallinn

On June 17, 2009, Ericsson announced the purchase of Elcoteq’s manufacturing operation in Tallinn to secure manufacturing capacity. The purchase price was EUR 30 m., relating to inventory and some minor assets. The agreement includes transfer of about 1,200 employees.

Ericsson holds more than 95% of LHS shares

On July 3, 2009, Ericsson announced that it held shares representing more than 95% of the outstanding shares in LHS. Ericsson has informed LHS that it requests a squeeze-out resolution to be passed at next meeting of shareholders in LHS.

Increase in total number of votes

On June 30, 2009, Ericsson announced an increase in the number of votes caused by the Company having converted 27,000,000 newly issued Class C shares into Class B shares. This is in accordance with the resolution by the Annual General Meeting 2009 to expand the treasury stock as part of the financing of the long-term variable remuneration program. Shares held by the Company are not eligible for exercise of any voting rights.

Acquisition of systems integration company Bizitek in Turkey

On May 28, 2009, Ericsson announced that is has acquired all shares in Bizitek, the leading Turkish integrator of business support systems. All 116 employees will be transferred to Ericsson.

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties are described under “Risk factors Assessment of risk environment” in our Annual Report 2008.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

potential negative effects of the continued uncertainty in the financial markets and the weak economic business environment on operators’ willingness to invest in network development as well as uncertainty regarding the financial stability of suppliers, for example due to lack of borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•

effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions and the proportion of new network build-outs and break-in contracts;

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•

results and capital needs of our two major joint ventures, Sony Ericsson and ST-Ericsson, which both are negatively affected to a larger extent than our three other segments by the current economic slowdown;

•	effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such

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countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2008, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

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BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the first six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 24, 2009

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Michael Treschow Chairman	Marcus Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Anders Nyrén Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Nancy McKinstry Member of the board

Anna Guldstrand Member of the board	Jan Hedlund Member of the board	Karin Åberg Member of the board

Carl-Henric Svanberg Member of the board and President and CEO

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AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to June 30, 2009, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, July 24, 2009

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

Date for next report: October 22, 2009

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2009/6month09-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), July 24.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 10 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 10 719 4631

E-mail: investor.relations@ericsson.com

Andreas Hedemyr,

Investor Relations

Phone: +46 10 714 3748

E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 0000

www.ericsson.com

Media

Åse Lindskog, Vice President,

Head of Media Relations

Phone: +46 10 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe, Vice President,

Phone: +46 10 719 9727, +46 730 244 873

E-mail: press.relations@ericsson.com

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Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on July 24, 2009.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

14

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

15

Consolidated Income Statement

	Apr - Jun			Jan - Jun
SEK million	2009	2008	Change	2009	2008	Change
Net sales	52,142	48,532	7%	101,711	92,707	10%
Cost of sales	-34,531	-31,206	11%	-66,488	-58,562	14%

Gross income	17,611	17,326	2%	35,223	34,145	3%
Gross margin %	33.8%	35.7%		34.6%	36.8%

Research and development expenses	-8,451	-8,932	-5%	-15,531	-17,498	-11%
Selling and administrative expenses	-7,443	-6,271	19%	-14,306	-12,377	16%

Operating expenses	-15,894	-15,203	5%	-29,837	-29,875	0%

Other operating income and expenses	1,640	704	133%	1,982	1,143	73%

Operating income before shares in earnings of JV and associated companies	3,357	2,827	19%	7,368	5,413	36%
Operating margin % before shares in earnings of JV and associated companies	6.4%	5.8%		7.2%	5.8%

Shares in earnings of JV and associated companies	-2,144	62		-4,380	973

Operating income	1,213	2,889	-58%	2,988	6,386	-53%

Financial income	4	503		1,264	1,168
Financial expenses	-79	-511		-536	-984

Income after financial items	1,138	2,881	-60%	3,716	6,570	-43%

Taxes	-341	-835		-1,086	-1,905

Net income	797	2,046	-61%	2,630	4,665	-44%

Net income attributable to:
- stockholders of the Parent Company	831	1,901		2,548	4,546
- minority interests	-34	145		82	119

Other information
Average number of shares, basic (million) 1)	3,188	3,183		3,188	3,182
Earnings per share, basic (SEK) 1) 2)	0.26	0.60		0.80	1.43
Earnings per share, diluted (SEK) 1) 2)	0.26	0.59		0.79	1.42

Statement of Comprehensive Income

	Apr - Jun		Jan - Jun
SEK million	2009	2008	2009	2008
Net income	797	2,046	2,630	4,665

Actuarial gains and losses related to pensions	902	-277	-282	-1,079

Revaluation of other investments in shares and participations Fair value remeasurement reported in equity	—	892	-1	886

Cash flow hedges
Gains(+)/losses(-) arising during the period	1,682	26	-904	1,187
Less: Reclassification adjustments for gains(-)/losses(+) included in profit or loss	1,042	-788	5,444	-1,016
Less: Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-1,261	—
Changes in cumulative translation adjustments	-1,593	1,250	1,867	-2,006

Tax on items reported directly in or transferred from equity	-870	323	-1,026	234

Other comprehensive income	1,163	1,426	3,837	-1,794

Total comprehensive income	1,960	3,472	6,467	2,871

Total Comprehensive Income attributable to:
- Stockholders of the Parent Company	2,054	3,307	6,380	2,774
- Minority interests	-94	165	87	97

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

16

Consolidated Balance Sheet

	Jun 30	Mar 31	Dec 31
SEK million	2009	2009	2008
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	1,601	1,449	2,782
Goodwill	25,241	26,230	24,877
Intellectual property rights, brands and other intangible assets	17,776	20,171	20,587

Property, plant and equipment	10,161	10,107	9,995

Financial assets
Equity in JV and associated companies	14,661	16,499	7,988
Other investments in shares and participations	306	310	309
Customer financing, non-current	987	991	846
Other financial assets, non-current	4,071	4,310	4,917

Deferred tax assets	13,676	14,571	14,858

	88,480	94,638	87,159

Current assets
Inventories	29,036	30,703	27,836

Trade receivables	69,374	75,202	75,891
Customer financing, current	2,161	1,856	1,975
Other current receivables	16,744	16,062	17,818

Short-term investments	38,556	39,707	37,192
Cash and cash equivalents	36,963	24,348	37,813

	192,834	187,878	198,525

Total assets	281,314	282,516	285,684

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	141,658	145,381	140,823
Minority interests in equity of subsidiaries	1,286	1,442	1,261

	142,944	146,823	142,084

Non-current liabilities
Post-employment benefits	8,065	8,941	9,873
Provisions, non-current	460	452	311
Deferred tax liabilities	2,517	2,785	2,738
Borrowings, non-current	35,949	25,061	24,939
Other non-current liabilities	1,904	1,755	1,622

	48,895	38,994	39,483

Current liabilities
Provisions, current	13,497	12,140	14,039
Borrowings, current	3,573	7,157	5,542
Trade payables	19,722	21,888	23,504
Other current liabilities	52,683	55,514	61,032

	89,475	96,699	104,117

Total equity and liabilities	281,314	282,516	285,684

Of which interest-bearing liabilities and post-employment benefits	47,587	41,159	40,354

Net cash	27,932	22,896	34,651

Assets pledged as collateral	429	430	416
Contingent liabilities	931	1,012	1,080

17

Consolidated Statement of Cash Flows

	Apr - Jun		Jan - Jun		Jan - Dec 2008
SEK million	2009	2008	2009	2008
Operating activities
Net income	797	2,046	2,630	4,665	11,667
Adjustments to reconcile net income to cash
Taxes	-640	-278	-1,268	-590	1,032
Earnings/dividends in JV and associated companies	1,718	-41	3,482	1,695	4,154
Depreciation, amortization and impairment losses	3,112	2,529	4,964	4,743	8,674
Other	-643	169	-1,266	-420	458

Net income affecting cash	4,344	4,425	8,542	10,093	25,985

Changes in operating net assets
Inventories	1,606	-1,906	-756	-4,817	-3,927
Customer financing, current and non-current	-267	371	-268	1,031	549
Trade receivables	5,017	-356	6,827	1,926	-11,434
Trade payables	-1,863	1,833	-3,223	1,227	4,794
Provisions and post-employment benefits	1,532	967	-1,733	1,538	3,830
Other operating assets and liabilities, net	-1,238	3,210	-3,116	2,276	4,203

	4,787	4,119	-2,269	3,181	-1,985

Cash flow from operating activities	9,131	8,544	6,273	13,274	24,000

Investing activities
Investments in property, plant and equipment	-1,189	-893	-2,207	-1,839	-4,133
Sales of property, plant and equipment	114	108	139	317	1,373
Acquisitions/divestments of subsidiaries and other operations, net	981	602	-8,510	609	1,836
Product development	-327	-422	-536	-755	-1,409
Other investing activities	886	12	-531	216	944
Short-term investments	522	-1,392	98	2,667	-7,155

Cash flow from investing activities	987	-1,985	-11,547	1,215	-8,544

Cash flow before financing activities	10,118	6,559	-5,274	14,489	15,456

Financing activities
Dividends paid	-5,956	-8,008	-5,956	-8,014	-8,240
Other financing activities	8,012	-3,581	9,886	-4,607	1,032

Cash flow from financing activities	2,056	-11,589	3,930	-12,621	-7,208

Effect of exchange rate changes on cash	441	308	494	517	1,255

Net change in cash	12,615	-4,722	-850	2,385	9,503

Cash and cash equivalents, beginning of period	24,348	35,417	37,813	28,310	28,310

Cash and cash equivalents, end of period	36,963	30,695	36,963	30,695	37,813

18

Consolidated Statement of Changes in Equity

SEK million	Jan - Jun 2009	Jan - Jun 2008	Jan - Dec 2008
Opening balance	142,084	135,052	135,052
Total comprehensive income	6,467	2,871	14,615
Stock issue	135	—	100
Sale of own shares	-107	71	-12
Repurchase of own shares	—	—	—
Stock purchase and stock option plans	324	225	589
Dividends paid	-5,956	-8,014	-8,240
Business combinations	-3	—	-20

Closing balance	142,944	130,205	142,084

19

Consolidated Income Statement – Isolated Quarters

	2009		2008
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	52,142	49,569	67,025	49,198	48,532	44,175
Cost of sales	-34,531	-31,957	-44,522	-31,577	-31,206	-27,356

Gross income	17,611	17,612	22,503	17,621	17,326	16,819
Gross margin %	33.8%	35.5%	33.6%	35.8%	35.7%	38.1%

Research and development expenses	-8,451	-7,080	-8,227	-7,859	-8,932	-8,566
Selling and administrative expenses	-7,443	-6,863	-8,293	-6,304	-6,271	-6,106

Operating expenses	-15,894	-13,943	-16,520	-14,163	-15,203	-14,672

Other operating income and expenses	1,640	342	1,502	332	704	439

Operating income before shares in earnings of JV and associated companies	3,357	4,011	7,485	3,790	2,827	2,586
Operating margin % before shares in earnings of JV and associated companies	6.4%	8.1%	11.2%	7.7%	5.8%	5.9%

Shares in earnings of JV and associated companies	-2,144	-2,236	-1,278	-131	62	911

Operating income	1,213	1,775	6,207	3,659	2,889	3,497

Financial income	4	1,260	1,191	1,099	503	665
Financial expenses	-79	-457	-882	-618	-511	-473

Income after financial items	1,138	2,578	6,516	4,140	2,881	3,689

Taxes	-341	-745	-2,452	-1,202	-835	-1,070

Net income	797	1,833	4,064	2,938	2,046	2,619

Net income attributable to:
- Stockholders of the Parent Company	831	1,717	3,885	2,842	1,901	2,645
- Minority interests	-34	116	179	96	145	-26

Other information
Average number of shares, basic (million) 1)	3,188	3,187	3,185	3,184	3,183	3,181
Earnings per share, basic (SEK) 1) 2)	0.26	0.54	1.22	0.89	0.60	0.83
Earnings per share, diluted (SEK) 1) 2)	0.26	0.54	1.21	0.89	0.59	0.83

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

20

Consolidated Statement of Cash Flows – Isolated Quarters

	2009		2008
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	797	1,833	4,064	2,938	2,046	2,619
Adjustments to reconcile net income to cash
Taxes	-640	-628	1,965	-343	-278	-311
Earnings/dividends in JV and associated companies	1,718	1,764	1,550	909	-41	1,736
Depreciation, amortization and impairment losses	3,112	1,852	2,059	1,872	2,529	2,214
Other	-643	-623	-379	1,257	169	-589

Net income affecting cash	4,344	4,198	9,259	6,633	4,425	5,669

Changes in operating net assets
Inventories	1,606	-2,362	2,768	-1,878	-1,906	-2,912
Customer financing, current and non-current	-267	-1	-619	137	371	660
Trade receivables	5,017	1,810	-9,584	-3,776	-356	2,282
Trade payables	-1,863	-1,360	2,164	1,403	1,833	-606
Provisions and post-employment benefits	1,532	-3,265	672	1,620	967	571
Other operating assets and liabilities, net	-1,238	-1,878	2,303	-376	3,210	-934

	4,787	-7,056	-2,296	-2,870	4,119	-939

Cash flow from operating activities	9,131	-2,858	6,963	3,763	8,544	4,730

Investing activities
Investments in property, plant and equipment	-1,189	-1,018	-1,297	-997	-893	-946
Sales of property, plant and equipment	114	25	628	428	108	209
Acquisitions/divestments of subsidiaries and other operations, net	981	-9,491	1,113	114	602	7
Product development	-327	-209	-393	-261	-422	-333
Other investing activities	886	-1,417	884	-156	12	204
Short-term investments	522	-424	-5,216	-4,606	-1,392	4,059

Cash flow from investing activities	987	-12,534	-4,281	-5,478	-1,985	3,200

Cash flow before financing activities	10,118	-15,392	2,682	-1,715	6,559	7,930

Financing activities
Dividends paid	-5,956	—	-38	-188	-8,008	-6
Other financing activities	8,012	1,874	856	4,783	-3,581	-1,026

Cash flow from financing activities	2,056	1,874	818	4,595	-11,589	-1,032

Effect of exchange rate changes on cash	441	53	611	127	308	209

Net change in cash	12,615	-13,465	4,111	3,007	-4,722	7,107

Cash and cash equivalents, beginning of period	24,348	37,813	33,702	30,695	35,417	28,310

Cash and cash equivalents, end of period	36,963	24,348	37,813	33,702	30,695	35,417

21

Parent Company Income Statement

	Apr - Jun		Jan - Jun
SEK million	2009	2008	2009	2008
Net sales	26	1,160	264	3,129
Cost of sales	-13	-112	9	-488

Gross income	13	1,048	273	2,641

Operating expenses	-870	-708	-1,583	-1,221
Other operating income and expenses	728	726	1,473	1,355

Operating income	-129	1,066	163	2,775

Financial net	3,929	1,517	5,056	4,230

Income after financial items	3,800	2,583	5,219	7,005

Transfers to (-) / from untaxed reserves	—	—	—	—
Taxes	-2	-347	-372	-886

Net income	3,798	2,236	4,847	6,119

Parent Company Balance Sheet

SEK million			Jun 30 2009	Dec 31 2008
ASSETS
Fixed assets
Intangible assets			2,411	2,604
Tangible assets			696	695
Financial assets			103,190	98,837

			106,297	102,136

Current assets
Inventories			73	80
Receivables			25,479	31,124
Cash, bank and short-term investments			62,362	59,214

			87,914	90,418

Total assets			194,211	192,554

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity			47,859	47,724
Non-restricted equity			40,262	41,954

			88,121	89,678

Untaxed reserves			1,817	1,817

Provisions			1,214	1,059

Non-current liabilities			63,314	50,994

Current liabilities			39,745	49,006

Total stockholders’ equity, provisions and liabilities			194,211	192,554

Assets pledged as collateral			429	414
Contingent liabilities			13,505	13,029

22

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

As from January 1, 2009, the Company has applied the following new or amended IFRS:

•

IAS 1 (Revised), “Presentation of Financial Statements”. The revised standard requires all non-owner changes in equity to be shown in a performance statement. The Company therefore presents two statements, the Income Statement and a Statement of Comprehensive Income. Also, to improve the understanding of the Company’s financial performance, a new subtotal line has been added in the Income Statement, “Operating income before share in earnings of JV and associated companies”. This is to distinguish between operating income from operations consolidated and from shares in earnings of JV and associated companies accounted for using the equity method. In the interim report text, this line item is for simplicity referred to as “Operating income before joint ventures”.

•

IFRS 8 “Operating Segments”. This standard replaces IAS 14 “Segment Reporting” and requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the Chief Operating Decision Maker (CODM). In Ericsson, the Group Management Team is defined as the CODM function. The new standard has not resulted in any changes of the reportable segments.

The new joint venture, ST-Ericsson, established in February 2009, is presented as a new reportable segment. Segment Phones has been renamed to Sony Ericsson. No other changes have been made in relation to this reported segment.

None of the following new or amended standards and interpretations have had any significant impact on the financial result or position of the Company:

•	IFRS 2 (Amendment), “Share-Based Payments”. The amended standard deals with vesting conditions and cancellations.

•	Revised IAS 23, “Borrowing Costs” and “Improvements to IFRSs”, published in May 2008, in relation to IAS 23.

•	IAS 32 and IAS 1 (Amendments), “Puttable Financial Instruments” and “Obligations Arising on Liquidation”.

•	“Improvements to IFRSs”, published in May 2008. These are improvements to twenty two already effective IFRSs.

•	IFRIC 12, “Service Concession Arrangements”

•	IFRIC 13, “Customer Loyalty Programmes”

•	IFRIC 16, “Hedges of a Net Investment on A Foreign Operation”

The Company has not yet applied the following interpretations and amendments since these are still subject to EU endorsement:

•	IFRC15, “Agreements for Construction of Real Estate”

•	“Amendment to IAS39: Effective Date and Transition”

•	“Amendments to IFRS 7 Improving Disclosures about Financial Instruments”

•	“Amendments to IFRIC 9 and IAS 39 Embedded Derivatives”

However, none of the interpretations and amendments is expected to have any significant impact on the Company’s financial statements.

Company amendment of key ratio “Inventory turnover”

Prior to 2009, this key ratio disclosed the number of times the inventory was turned over per year.

As from January 1, 2009, the inventory turnover key ratio has been amended by the Company to disclose the number of turnover days of inventory.

23

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	34,737	33,529	45,767	33,017	33,274	29,992
Of which Network rollout	5,942	4,687	7,555	4,679	4,776	4,520
Professional Services	14,077	12,799	16,199	11,750	11,018	10,011
Of which Managed services	4,587	4,178	4,270	3,458	3,416	3,112
Multimedia	3,328	3,241	5,059	4,431	4,240	4,172
Of which PBX and Mobile Platforms	—	—	1,147	951	1,532	1,586
Multimedia excluding PBX and Mobile Platforms	3,328	3,241	3,912	3,480	2,708	2,586

Total	52,142	49,569	67,025	49,198	48,532	44,175

	2009		2008
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	-27%	39%	-1%	11%	-20%
Of which Network rollout	27%	-38%	61%	-2%	6%	-30%
Professional Services	10%	-21%	38%	7%	10%	-17%
Of which Managed services	10%	-2%	23%	1%	10%	-6%
Multimedia	3%	-36%	14%	5%	2%	-14%
Of which PBX and Mobile Platforms	—	—	21%	-38%	-3%	—
Multimedia excluding PBX and Mobile Platforms	3%	-17%	12%	29%	5%	—

Total	5%	-26%	36%	1%	10%	-19%

	2009		2008
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	12%	22%	16%	-1%	2%
Of which Network rollout	24%	4%	17%	17%	11%	20%
Professional Services	28%	28%	34%	7%	7%	5%
Of which Managed services	34%	34%	29%	3%	17%	20%
Multimedia	-22%	-22%	4%	10%	16%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	23%	25%	—	—	—	—

Total	7%	12%	23%	13%	2%	5%

	2009		2008
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	68,266	33,529	142,050	96,283	63,266	29,992
Of which Network rollout	10,629	4,687	21,530	13,975	9,296	4,520
Professional Services	26,876	12,799	48,978	32,779	21,029	10,011
Of which Managed services	8,765	4,178	14,256	9,986	6,528	3,112
Multimedia	6,569	3,241	17,902	12,843	8,412	4,172
Of which PBX and Mobile Platforms	—	—	5,216	4,069	3,118	1,586
Multimedia excluding PBX and Mobile Platforms	6,569	3,241	12,686	8,774	5,294	2,586

Total	101,711	49,569	208,930	141,905	92,707	44,175

Year to date,	2009		2008
year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8%	12%	10%	5%	0%	2%
Of which Network rollout	14%	4%	16%	16%	15%	20%
Professional Services	28%	28%	14%	7%	6%	5%
Of which Managed services	34%	34%	17%	13%	19%	20%
Multimedia	-22%	-22%	13%	16%	20%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	24%	25%	—	—	—	—

Total	10%	12%	11%	6%	3%	5%

24

Operating Income by Segment by Quarter

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,248	2,838	4,943	2,454	1,803	1,945
Professional Services	2,266	1,749	2,226	1,509	1,337	1,274
Multimedia	18	44	554	9	-172	-509
Multimedia excluding PBX and Mobile Platforms	—	—	679	179	-161	-251
Unallocated 1)	-323	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,209	4,554	7,487	3,801	2,865	2,602

Sony Ericsson	-1,543	-2,070	-1,280	-142	24	895
ST-Ericsson 2)	-453	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,996	-2,779	-1,280	-142	24	895

Total	1,213	1,775	6,207	3,659	2,889	3,497

	2009		2008
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,086	2,838	11,145	6,202	3,748	1,945
Professional Services	4,015	1,749	6,346	4,120	2,611	1,274
Multimedia	62	44	-118	-672	-681	-509
Multimedia excluding PBX and Mobile Platforms	—	—	446	-233	-412	-251
Unallocated 1)	-400	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,763	4,554	16,755	9,268	5,467	2,602

Sony Ericsson	-3,613	-2,070	-503	777	919	895
ST-Ericsson 2)	-1,162	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-4,775	-2,779	-503	777	919	895

Total	2,988	1,775	16,252	10,045	6,386	3,497

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Operating Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	8%	11%	7%	5%	7%
Professional Services	16%	14%	14%	13%	12%	13%
Multimedia	1%	1%	11%	0%	-4%	-12%
Multimedia excluding PBX and Mobile Platforms	—	—	17%	5%	-6%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	6%	9%	11%	8%	6%	6%

As percentage of net sales, Year to date	2009		2008
	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6%	8%	8%	6%	6%	7%
Professional Services	15%	14%	13%	13%	12%	13%
Multimedia	1%	1%	-1%	-5%	-8%	-12%
Multimedia excluding PBX and Mobile Platforms	—	—	4%	-3%	-8%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	9%	8%	7%	6%	6%

25

EBITDA by Segment by Quarter

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q21)	Q1
Networks	3,909	4,153	6,417	3,628	3,510	3,690
Professional Services	2,464	1,977	2,365	1,811	1,589	1,480
Multimedia	273	306	1,001	403	400	-246
Multimedia excluding PBX and Mobile Platforms	—	—	963	425	80	14
Unallocated 2)	-323	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,323	6,359	9,547	5,671	5,396	4,816

Sony Ericsson	-1,543	-2,070	-1,280	-142	24	895
ST-Ericsson 3)	-453	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,996	-2,733	-1,280	-142	24	895

Total	4,327	3,626	8,267	5,529	5,420	5,711

	2009		2008
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun1)	Jan-Mar
Networks	8,062	4,153	17,245	10,828	7,200	3,690
Professional Services	4,441	1,977	7,245	4,880	3,069	1,480
Multimedia	579	306	1,558	557	154	-246
Multimedia excluding PBX & Mobile Platforms	—	—	1,482	519	94	14
Unallocated 2)	-400	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	12,682	6,359	25,430	15,883	10,212	4,816

Sony Ericsson	-3,613	-2,070	-503	777	919	895
ST-Ericsson 3)	-1,116	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-4,729	-2,733	-503	777	919	895

Total	7,953	3,626	24,927	16,660	11,131	5,711

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009		2008
	Q2	Q1	Q4	Q3	Q21)	Q1
Networks	11%	12%	14%	11%	11%	12%
Professional Services	18%	15%	15%	15%	14%	15%
Multimedia	8%	9%	20%	9%	9%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	25%	12%	3%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	13%	14%	12%	11%	11%

As percentage of net sales, Year to date	2009		2008
	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun1)	Jan-Mar
Networks	12%	12%	12%	11%	11%	12%
Professional Services	17%	15%	15%	15%	15%	15%
Multimedia	9%	9%	9%	4%	2%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	12%	6%	2%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	13%	12%	11%	11%	11%

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m. due to changed allocation of capitalized development expenses.

26

Net Sales by Market Area by Quarter

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	11,365	11,203	16,135	11,629	12,125	11,681
Central & Eastern Europe, Middle East & Africa	12,647	12,485	17,635	13,069	11,253	11,123
Asia Pacific	17,396	16,282	20,500	14,114	15,785	12,908
Latin America	4,801	4,381	7,855	6,083	4,956	4,154
North America	5,933	5,218	4,900	4,303	4,413	4,309

Total 2)	52,142	49,569	67,025	49,198	48,532	44,175

1) Of which Sweden	1,091	1,197	2,384	2,191	2,308	1,993
2) Of which EU	12,595	12,604	18,371	13,059	13,427	12,744

	2009		2008
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	1%	-31%	39%	-4%	4%	-24%
Central & Eastern Europe, Middle East & Africa	1%	-29%	35%	16%	1%	-22%
Asia Pacific	7%	-21%	45%	-11%	22%	-6%
Latin America	10%	-44%	29%	23%	19%	-38%
North America	14%	6%	14%	-2%	2%	0%

Total 2)	5%	-26%	36%	1%	10%	-19%

1) Of which Sweden	-9%	-50%	9%	-5%	16%	-19%
2) Of which EU	0%	-31%	41%	-3%	5%	-27%

	2009		2008
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-6%	-4%	5%	-6%	-3%	-7%
Central & Eastern Europe, Middle East & Africa	12%	12%	24%	9%	-2%	1%
Asia Pacific	10%	26%	49%	17%	-5%	5%
Latin America	-3%	5%	16%	43%	21%	25%
North America	34%	21%	13%	44%	47%	39%

Total 2)	7%	12%	23%	13%	2%	5%

1) Of which Sweden	-53%	-40%	-3%	13%	12%	3%
2) Of which EU	-6%	-1%	5%	-4%	-4%	-8%

	2009		2008
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	22,568	11,203	51,570	35,435	23,806	11,681
Central & Eastern Europe, Middle East & Africa	25,132	12,485	53,080	35,445	22,376	11,123
Asia Pacific	33,678	16,282	63,307	42,807	28,693	12,908
Latin America	9,182	4,381	23,048	15,193	9,110	4,154
North America	11,151	5,218	17,925	13,025	8,722	4,309

Total 2)	101,711	49,569	208,930	141,905	92,707	44,175

1) Of which Sweden	2,288	1,197	8,876	6,492	4,301	1,993
2) Of which EU	25,199	12,604	57,601	39,230	26,171	12,744

Year to date,	2009		2008
year-over-year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	-5%	-4%	-2%	-5%	-5%	-7%
Central & Eastern Europe, Middle East & Africa	12%	12%	9%	3%	0%	1%
Asia Pacific	17%	26%	16%	5%	-1%	5%
Latin America	1%	5%	25%	31%	23%	25%
North America	28%	21%	34%	43%	43%	39%

Total 2)	10%	12%	11%	6%	3%	5%

1) Of which Sweden	-47%	-40%	6%	9%	8%	3%
2) Of which EU	-4%	-1%	-2%	-5%	-6%	-8%

27

External Net Sales by Market Area by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q2 2009	Networks	Professional Services	Multimedia	Total
Western Europe	5,623	5,101	641	11,365
Central & Eastern Europe, Middle East & Africa	8,200	3,096	1,351	12,647
Asia Pacific	13,666	3,002	728	17,396
Latin America	2,985	1,513	303	4,801
North America	4,263	1,365	305	5,933

Total	34,737	14,077	3,328	52,142

Share of Total	67%	27%	6%	100%

Year to date, SEK million Jan - Jun 2009	Networks	Professional Services	Multimedia	Total
Western Europe	11,375	9,929	1,264	22,568
Central & Eastern Europe, Middle East & Africa	16,832	5,814	2,486	25,132
Asia Pacific	26,409	5,730	1,539	33,678
Latin America	5,721	2,946	515	9,182
North America	7,929	2,457	765	11,151

Total	68,266	26,876	6,569	101,711

Share of Total	67%	26%	7%	100%

Top 15 Markets in Sales

Market	Jan - Jun 2009	Jan - Jun 2008	Q2 2009	Q2 2008
United States	9%	7%	10%	7%
China	9%	8%	11%	9%
India	8%	7%	7%	8%
Italy	5%	5%	5%	5%
Indonesia	4%	4%	4%	4%
United Kingdom	4%	3%	4%	3%
Japan	3%	2%	2%	2%
Spain	3%	4%	3%	4%
Brazil	3%	3%	3%	3%
Australia	2%	2%	3%	2%
Sweden	2%	5%	2%	5%
Nigeria	2%	2%	2%	2%
Germany	2%	2%	2%	2%
Turkey	2%	1%	2%	1%
Canada	2%	3%	1%	2%

28

Provisions

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	12,592	14,350	12,995	11,106	10,056	9,726
Additions	3,710	1,672	3,800	3,418	2,724	2,019
Utilization/Cash out	-1,982	-3,052	-2,321	-1,595	-1,343	-781
of which restructuring	-753	-1,179	-956	-303	-196	-301
Reversal of excess amounts	-146	-287	-832	-117	-244	-622
Reclassification, translation difference and other	-217	-91	708	183	-87	-286

Closing balance	13,957	12,592	14,350	12,995	11,106	10,056

	2009		2008
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	14,350	14,350	9,726	9,726	9,726	9,726
Additions	5,382	1,672	11,961	8,161	4,743	2,019
Utilization/Cash out	-5,034	-3,052	-6,040	-3,719	-2,124	-781
of which restructuring	-1,932	-1,179	-1,756	-800	-497	-301
Reversal of excess amounts	-433	-287	-1,815	-983	-866	-622
Reclassification, translation difference and other	-308	-91	518	-190	-373	-286

Closing balance	13,957	12,592	14,350	12,995	11,106	10,056

Number of Employees
	2009		2008
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Western Europe 1)	38,350	38,550	41,600	41,800	42,000	42,100
Central & Eastern Europe, Middle East & Africa	9,800	9,550	8,000	7,650	7,300	7,000
Asia Pacific	15,950	15,350	15,150	14,800	14,400	14,150
Latin America	7,850	8,000	8,250	7,450	6,600	6,250
North America	5,300	5,450	5,750	5,650	5,500	5,500

Total	77,250	76,900	78,750	77,350	75,800	75,000

1) Of which Sweden	18,600	18,800	20,150	20,250	20,250	20,200
Information on investments in assets subject to depreciation, amortization and impairment
	2009		2008
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,189	1,018	1,297	997	893	946
Capitalized development expenses	327	209	393	261	422	333
IPR, brands and other intangible assets	50	7	20	—	—	—

Total	1,566	1,234	1,710	1,258	1,315	1,279

Depreciation, amortization and impairment losses
Property, plant and equipment	844	817	901	787	713	704
Capitalized development expenses	173	202	286	279	1,034	689
IPR, brands and other intangible assets	2,095	833	872	806	782	821

Total	3,112	1,852	2,059	1,872	2,529	2,214

29

Other Information

	Apr - Jun		Jan - Jun		Jan - Dec 2008
	2009	2008	2009	2008
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3,273	3,226	3,273	3,226	3,246
of which A-shares (million)	262	262	262	262	262
of which B-shares (million)	3,011	2,964	3,011	2,964	2,984
Number of treasury shares, end of period (million)	84	43	84	43	61
Number of shares outstanding, basic, end of period (million)	3,189	3,183	3,189	3,183	3,185
Numbers of shares outstanding, diluted, end of period (million)	3,210	3,199	3,210	3,199	3,205
Average number of treasury shares (million)	76	44	68	45	52
Average number of shares outstanding, basic (million)	3,188	3,183	3,188	3,182	3,183
Average number of shares outstanding, diluted (million)2)	3,210	3,199	3,209	3,198	3,202
Earnings per share, basic (SEK)	0.26	0.60	0.80	1.43	3.54
Earnings per share, diluted (SEK)2)	0.26	0.59	0.79	1.42	3.52

1)       A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

2)       Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	—	—	121	107	106
Inventory turnover days	79	75	78	76	68
Payable days	55	51	59	56	55
Equity ratio, percent	—	—	50.8%	54.6%	49.7%
Return on equity, percent	2.3%	5.8%	3.6%	6.9%	8.2%
Return on capital employed, percent	2.6%	8.3%	4.6%	9.2%	11.3%
Capital turnover (times)	1.1	1.2	1.1	1.1	1.2
Payment readiness, end of period	—	—	87,270	64,892	84,917
Payment readiness, as percentage of sales	—	—	42.9%	35.0%	40.6%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	10.89	9.41	9.67
- closing rate	—	—	10.82	9.46	10.95
SEK / USD - average rate	—	—	8.09	6.14	6.61
- closing rate	—	—	7.66	6.00	7.73

Other
Export sales from Sweden	25,698	26,380	48,014	52,436	109,254

Ericsson Planning Assumptions for Year 2009

Research and development expenses

We estimate R&D expenses for the full year 2009 to be at around SEK 27-28 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes Ericsson Mobile Platforms and restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2009, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2009 is stated in Note C 18 in the Annual Report 2008.

30

Consolidated Operating Income excl. Restructuring Charges

	2009		2008
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	52,142	49,569	67,025	49,198	48,532	44,175
Cost of sales	-33,215	-31,585	-43,410	-31,001	-30,595	-27,115

Gross income	18,927	17,984	23,615	18,197	17,937	17,060
Gross margin %	36.3%	36.3%	35.2%	37.0%	37.0%	38.6%

Research and development expenses	-6,761	-6,802	-7,539	-7,527	-7,839	-8,031
Selling and administrative expenses	-6,886	-6,809	-7,803	-5,359	-6,148	-6,092

Operating expenses	-13,647	-13,611	-15,342	-12,886	-13,987	-14,123

Other operating income and expenses	1,640	342	1,502	332	704	439

Operating income before share in earnings of JV and associated companies	6,920	4,715	9,774	5,643	4,654	3,377
Operating margin % before share in earnings of JV and associated companies	13.3%	9.5%	14.6%	11.5%	9.6%	7.6%

Share in earnings of JV and associated companies	-1,997	-2,170	-597	34	62	911

Operating income	4,923	2,545	9,177	5,677	4,716	4,288

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1.53	1.19	2.02	1.34	0.99	0.80
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1.52	1.19	2.00	1.33	0.99	0.80
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Restructuring Charges by Function

SEK million	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-1,317	-371	-1,112	-576	-611	-241
Research and development expenses	-1,690	-278	-688	-332	-1,093	-535
Selling and administrative expenses	-558	-53	-490	-945	-123	-14

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-3,565	-702	-2,290	-1,853	-1,827	-790

Share in Sony Ericsson charges	-5	-66	-681	-165	—	—
Share in ST-Ericsson charges	-140	-2	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-145	-68	-681	-165	—	—

Total	-3,710	-770	-2,971	-2,018	-1,827	-790

Restructuring Charges by Segment

	2009		2008
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-2,498	-517	-1,590	-1,330	-1,519	-692
Professional Services	-767	-175	-640	-374	-170	-88
Multimedia	-277	-10	-48	-141	-138	-10
Multimedia excluding PBX & Mobile Platforms	—	—	-26	—	—	—
Unallocated	-23	—	-12	-8	—	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-3,565	-702	-2,290	-1,853	-1,827	-790

Sony Ericsson	-5	-66	-681	-165	—	—
ST-Ericsson	-140	-2

Subtotal Sony Ericsson and ST-Ericsson	-145	-68	-681	-165	—	—

Total	-3,710	-770	-2,971	-2,018	-1,827	-790

31

Operating Income by Segment excl. Restructuring Charges

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,747	3,355	6,532	3,785	3,322	2,637
Professional Services	3,032	1,924	2,867	1,882	1,507	1,362
Multimedia	295	54	602	150	-34	-498
Multimedia excluding PBX & Mobile Platforms	—	—	705	320	-23	-240
Unallocated 1)	-300	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	6,774	5,256	9,777	5,654	4,692	3,393

Sony Ericsson	-1,538	-2,004	-599	23	24	895
ST-Ericsson 2)	-313	-707	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,851	-2,711	-599	23	24	895

Total	4,923	2,545	9,178	5,677	4,716	4,288

1)        “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)        First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11%	10%	14%	11%	10%	9%
Professional Services	22%	15%	18%	16%	14%	14%
Multimedia	9%	2%	12%	3%	-1%	-12%
Multimedia excluding PBX & Mobile Platforms	—	—	18%	9%	-1%	-9%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	11%	15%	11%	10%	8%

EBITDA by Segment excl. Restructuring Charges

	2009		2008
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,132	4,670	8,006	4,961	5,027	4,383
Professional Services	3,231	2,152	3,006	2,185	1,758	1,568
Multimedia	550	316	1,049	543	539	-235
Multimedia excluding PBX & Mobile Platforms	—	—	988	565	219	25
Unallocated 1)	-300	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	8,613	7,061	11,837	7,526	7,221	5,608

Sony Ericsson	-1,538	-2,004	-599	23	24	895
ST-Ericsson 2)	-313	-661	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,851	-2,665	-599	23	24	895

Total	6,762	4,396	11,238	7,549	7,245	6,503

1)        “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)        First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

EBITDA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15%	14%	17%	15%	15%	15%
Professional Services	23%	17%	19%	19%	16%	16%
Multimedia	17%	10%	21%	12%	13%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	25%	16%	8%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	17%	14%	18%	15%	15%	13%

32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 24, 2009